

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 14, 2015

Via E-Mail
Dean L. Cash
Chief Executive Officer
ATEL 17, LLC
ATEL Managing Member, LLC
600 Montgomery Street, 9th Floor
San Francisco, CA 94111

> **Re: ATEL 17, LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 28, 2015**
> **File No. 333-203841**

Dear Mr. Cash:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 29, 2015 letter.

Note 2 – Basis of Presentation and Significant Accounting Policies, page F-10

1. Please revise to disclose the specific day in September that you evaluated subsequent events through. Refer to ASC 855-10-50-1 for guidance.

You may contact Tracey McKoy, Staff Accountant at (202) 551-3772 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-mail
        Paul J. Derenthal, Esq.